                                  Filed by Standard Pacific Corp.
                                  Pursuant to Rule 425 under the Securities Act of 1933
                                  Subject Company:  The Writer Corporation
                                  Commission File No.:  333-37014

The following is a press release disseminated by Standard Pacific Corp. on August 23, 2000

-------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE ON WEDNESDAY, AUGUST 23, 2000


STANDARD PACIFIC CORP. ANNOUNCES CONVERSION INFORMATION FOR PROPOSED WRITER
MERGER

-------------------------------------------------------------------------------


     IRVINE, CALIFORNIA, Wednesday, August 23, 2000 . . . Standard Pacific Corp. (NYSE symbol "SPF") today announced the conversion information in connection with the proposed merger of The Writer Corporation (OTC symbol "WRTC") with and into TWC Acquisition Corp., a wholly-owned subsidiary of Standard Pacific. The exchange ratio, or fractional share of Standard Pacific common stock that a Writer shareholder will receive if he elects to receive Standard Pacific common stock in the merger will be based on the average closing sale price per share for Standard Pacific common stock on the NYSE for the 20 trading day period ending 3 trading days before the closing of the merger, subject to a minimum price of $11.00 per share and a maximum price of $13.50 per share. The merger is expected to close on August 25, 2000, after the shareholder meeting scheduled for that day, and therefore the 20 trading day period is expected to be the trading days including and between July 26, 2000 and August 22, 2000. The average closing sale price per share for Standard Pacific common stock on the NYSE for the 20 trading days ending August 22, 2000 was $14.22. As a result, if the merger closes on August 25, 2000, application of the maximum price of $13.50 per share of Standard Pacific common stock will result in an exchange ratio for the merger of .2481 of a share of Standard Pacific common stock for each share of Writer common stock (with cash being paid in lieu of any fractional shares of Standard Pacific stock). If the transaction is completed, but not on August 25, 2000, the exchange ratio may change. In addition, Writer shareholders may not receive the type of consideration elected because the elections are subject to adjustment under the circumstances set forth in the proxy statement/prospectus.

     Standard Pacific and Writer have jointly prepared a proxy statement/prospectus which has been filed with the Securities and Exchange Commission. Copies of this document have been provided to the Writer shareholders of record as of July 25, 2000. In addition, copies of the proxy statement/prospectus are available free of charge from the Commission's website (www.sec.gov). This news release contains forward-looking statements within the
 -----------
meaning of the Private Securities Litigation Reform Act of 1995. There can be no assurance that the transaction will be completed on August 25, 2000, if at all. The proxy statement/prospectus contains important information, and shareholders are urged to read this document and other relevant documents filed with the Commission because they contain important information. Please read the definitive proxy statement/prospectus carefully before making a decision concerning the merger.